

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2018

James P. Maloney
Chief Financial Officer
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220

> **Re: L.B. Foster Company**
> **Form 10-K for the Year Ended December 31, 2017**
> **Form 10-Q for the Quarter Ended June 30, 2018**
> **File No. 000-10436**

Dear Mr. Maloney:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

2017 Developments and 2018 Outlook, page 21

1. We note that your reason for including EBITDA and Adjusted EBITDA "is useful to investors as an additional way to evaluate the company's financial performance." Please note that such disclosure is considered general in nature, as you state that the measure is useful, but not why it is useful. In this regard, please revise to include more robust disclosure as to the nature of the non-GAAP measure(s) usefulness to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

2. Please revise your reconciliation of gross profit to begin the reconciliation with the

GAAP measure and reconcile to the non-GAAP measures. Please refer to Question 102.10 of our Non-GAAP Financial Measure Compliance and Disclosure Interpretations dated April 4, 2018.

Form 10-Q for the Quarter Ended June 30, 2018

Note 3. Revenue, page 10

3.   We note that you recognized revenue for performance obligations under long-term agreements over time. Please disclose the nature of products and/or services that are included in these types of contracts. Refer to ASC 606-10-50-12.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure